PAGE  7




            U.S. SECURITIES & EXCHANGE COMMISSION

                  Washington, D. C.  20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934

           Northeast Pennsylvania Financial Corp.
                      (Name of Issuer)

                        Common Stock
                 (Title of Class Securities)

                          663905107
                       (CUSIP Number)

                  Frederick J. Jaindl et al
                        Jaindl Farms
                  Attention: Mark W. Jaindl
          3150 Coffeetown Road,  Orefield, PA 18069
                       (610) 395-3333

             (Name, Address and Telephone Number
               of Person Authorized to Receive
                 Notices and Communications)

                     September 16, 1998
            (Date of Event which Requires Filing
                     of this Statement)

If the filing person has previously filed a statement on
Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d -1(b) (3) or (4),  check the following box (     ).

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.












Cusip No. 663905107
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Frederick John Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)    X
____________________________________________________________
_________________

     3)   SEC Use Only______
____________________________________________________________
_________________

     4)   Source of Funds  (See Instructions) PF00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal  Proceedings is
Required
          Pursuant to items 2 (d) or (e):  N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US    U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:   244,200    1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  244,200
With________________________________________________________
________________

     10)  Shared Dispositive Power:
____________________________________________________________
_________________
____________________________________________________________
______________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 244,200 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes          No XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
3.79%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________





Cusip No. 663905107
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Mark W. Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only___________
____________________________________________________________
_________________

     4)   Source of Funds:  PF:    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  10,739  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  10,739
With________________________________________________________
________________

     10)  Shared Dispositive Power:
_________________________________________
____________________________________________________________
_________________

     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 10,739 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
 .16%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________





Cusip No. 663905107
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Martin Spiro - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only___________
____________________________________________________________
_________________

     4)   Source of Funds:  PF:    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization: US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  28,450  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  28,450
With________________________________________________________
________________

     10)  Shared Dispositive Power:
_________________________________________
____________________________________________________________
_________________

     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 28,450 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
 .44%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________





Cusip No. 663905107
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Frederick J. Jaindl Foundation - EIN 23-2495124
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only____________
____________________________________________________________
_________________

     4)   Source of Funds: WC:    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal  Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  PA   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  42,500  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  42,500
With________________________________________________________
________________

     10)  Shared Dispositive Power: N/A
____________________________________________________________
_________________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 42,500 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
 .65%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person:  Foundation  IN
____________________________________________________________
_________________




Item 1.        .

     This Schedule 13D filing relates to the common stock, $.01 par value, of Northeast Pennsylvania Financial, Inc. a savings and loan holding company having its principal business offices at 12 E. Broad Street, Hazleton,
Pennsylvania  18201 (the "Company").

Item 2.     Identity and Background

               (a)    This statement  is being filed by
Frederick J. Jaindl, Martin Spiro, Mark W. Jaindl, and the
Frederick J. Jaindl Foundation ("Foundation").

     (b) Frederick J. Jaindl's principal business address is Jaindl Farms, 3150 Coffeetown Road, Orefield, PA
18069. Martin Spiro's principal business address is 1224 Main Street, Allentown, PA 18104. Mark W. Jaindl's principal business address is American Bank of the Lehigh Valley, 4029 W. Tilghman Street, Allentown PA 18104. The Foundation's principal business address is 3150 Coffeetown Road, Orefield, PA 18069.

     (c) Fred Jaindl's present principal occupation is as the sole proprietor of Jaindl Farms and the principal shareholder and chief executive officer of Jaindl's Inc. Both of these businesses have their principal offices at 3150 Coffeetown Road, Orefield, PA 18069. Fred Jaindl is the Chairman and Mark Jaindl is the President and Chief Executive Officer of the American Bank of the Lehigh Valley, a commercial bank whose principal business address is 4029 West Tilghman Street, Allentown PA 18104. Martin Spiro is a private investor and a director of American Bank of the Lehigh Valley.

     (d) During the past five years neither Fred Jaindl, Martin Spiro, nor Mark Jaindl have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years neither Fred Jaindl, Martin Spiro, nor Mark Jaindl have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)     Frederick J. Jaindl, Mark W. Jaindl and Martin
Spiro are U.S. citizens. The Frederick J. Jaindl Foundation is a charitable foundation.

Item 3.      Source and Amount of Funds or Other
Consideration.

     Frederick J. Jaindl has business interests ranging from turkey farming to real estate development. In the regular course of these businesses, he borrows funds from various lenders to finance their daily operations. Since most of these businesses are structured as sole proprietorships and corporations controlled by Mr. Jaindl, he typically reinvests back into his operations most of the net profits generated by these entities or by any personal investments he routinely makes. From time to time he recovers the equity invested in his businesses either by taking distributions from current profits or by financing assets held by one of his business entities, thereby allowing him to realize a portion of the equity accumulated in those assets without having to sell them. The personal funds he has used and may use in the future to purchase shares of common stock of the Company have been generated from the equity and profits he accumulates in his various businesses as described above.




     Fred Jaindl and Mark Jaindl have in the past borrowed funds to purchase investments or to finance their other business interests. Fred and Mark Jaindl may in the future borrow funds to purchase additional shares of the Company's common stock or to finance their other business interests, which loans may be secured by pledges of the Company's common stock. Martin Spiro has purchased shares using personal funds.

Item 4.  Purpose of Transaction.

     Fred Jaindl, Martin Spiro, Mark Jaindl, and the Foundation have purchased these shares for investment purposes and have no current plans which would result in any actions enumerated in the Schedule 13d instructions for this
Item 4. However, any of the above may acquire or sell shares of the Company common stock if attractive investment opportunities become available in the future.

Item 5.  Interest in Securities of the Issuer.

     (a) Fred Jaindl, Martin Spiro, Mark Jaindl, and the Foundation own 244,200, 28,450, 10,739, and 42,500 shares respectively of common stock of the Company. In total, these 325,889 shares constitute 5.1% of the 6,427,350 shares of Company common stock outstanding as of August 12, 1998.

     (b) Fred Jaindl, Martin Spiro, Mark Jaindl,  and the
Foundation have the sole voting and dispositive power of 244,200, 28,450, 10,739, and 42,500 respectively of common stock they hold.

     (c) The following transactions were effected by or on behalf of each of the above during the past sixty days:
action
Frederick J. Jaindl

     Date                Shares               Price

     07/28/98             2,500               $13.77
Open Market
     07/30/98             2,500               $13.58
Open Market
     07/30/98             1,400               $13.52
Open Market
     07/31/98             2,500               $13.52
Open Market
     08/03/98             5,000               $13.52
Open Market
     08/03/98             1,500               $13.40
Open Market
     08/04/98             5,000               $13.77
Open Market
     08/04/98             1,100               $13.58
Open Market
     08/04/98                200              $13.46
Open Market
     08/05/98             2,500               $13.71
Open Market
     08/18/98                400              $13.46
Open Market
     08/06/98             4,600               $13.39
Open Market
     08/07/98             5,000               $13.39
Open Market
     08/07/98             5,000               $13.40
Open Market
     08/10/98             5,000               $13.27
Open Market
     08/11/98             1,900               $13.39
Open Market
     08/14/98             5,000               $13.14
Open Market
     08/18/98                300              $12.75
Open Market
     08/09/98             2,500               $12.71
Open Market
     08/12/98             1,800               $12.52
Open Market
     08/12/98             4,500               $12.52
Open Market
     08/20/98             2,500               $12.39
Open Market
     08/24/98             5,000               $11.93
Open Market
     08/25/98             2,500               $11.58
Open Market
     08/31/98             2,500               $11.27
Open Market
     08/31/98             2,500               $10.90
Open Market
     08/31/98             5,000               $11.39
Open Market
     09/01/98             2,500               $ 9.77
Open Market
     09/01/98             2,000               $ 9.90
Open Market
     09/02/98             1,000               $10.21
Open Market
     09/02/98             3,300               $10.40
Open Market
     09/02/98             5,000               $10.39
Open Market
     09/16/98             2,500               $11.25
Open Market
     09/16/98             2,500               $11.25
Open Market

Martin Spiro                  N/A

Mark W. Jaindl                N/A

Frederick J. Jaindl Foundation

     Date                Shares                Price

     09/16/98            2,500                $11.25
Open Market

     (d)  Not applicable

     (e)  Not applicable

Item 6.

     Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

     Not applicable.-7n

     After reasonable inquiry and to the best of my knowledge and belief,
     I certify that the information set forth in this statement is true, complete and correct.

September 17, 1998


________________________________________
Signature
Mark W. Jaindl